EXHIBIT 11.1

            JACKPOT ENTERPRISES, INC. AND SUBSIDIARIES
           COMPUTATION OF EARNINGS PER COMMON SHARE (A)
             YEARS ENDED JUNE 30, 1997, 1996 AND 1995
     (Dollars and shares in thousands, except per share data)



                                         Years Ended June 30,
                                       _________________________
                                        1997    1996      1995
                                       ______  _______   _______
Primary:
  Earnings:
    Net income                         $7,844  $ 5,855   $ 6,616
                                       ======  =======   =======
  Shares:
    Weighted average number of common
      shares outstanding (B)            9,237    9,307     9,235
                                       ======  =======   =======
Primary earnings per share             $  .85   $  .63   $   .72
                                       ======  =======   =======
Fully diluted (C):
  Earnings:
    Net income                         $7,844  $ 5,855   $ 6,616
    Add after-tax interest, net (D)       171      813     1,762
                                       ______  _______   _______

    Net income, as adjusted            $8,015  $ 6,668   $ 8,378
                                       ======  =======   =======
  Shares:
    Weighted average number of common
      shares outstanding                9,237    9,307     9,235
    Common shares issuable upon
      exercise of stock options and
      warrants, net of common shares
      assumed to be repurchased from
      the proceeds using the greater
      of the average market price for
      the period or the period-end
      price                               242    1,229     2,398
                                       ______  _______   _______
    Weighted average number of common
      shares and common share
      equivalents outstanding           9,479   10,536    11,633
                                       ======  =======   =======
Fully diluted earnings per share       $  .85  $   .63   $   .72
                                       ======  =======   =======

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(A)  See Notes 1 and 5 of Notes to Consolidated Financial
     Statements.

(B) Common shares issuable upon exercise of stock options and warrants, net of common shares assumed to be repurchased from the proceeds at the average market price for the period have been excluded from the computations in 1997, 1996 and 1995 because they had no effect on primary earnings per share.

(C) The calculations for 1997, 1996 and 1995 are submitted in accordance with Regulation S-K Item 601 (b)(ii) although not required by Footnote 2 to paragraph 14 of APB Opinion No. 15 because they had no effect on earnings per share.

(D) Amounts represent a decrease in interest expense and an increase in interest income as a result of the assumed reduction in borrowings and increase in investments in U.S. government securities from the application of the portion of the proceeds from the assumed exercise of stock options and warrants which were not applied towards the repurchase of outstanding common shares (equivalent to 20% of the common shares outstanding at the end of the applicable period).